Confidential Treatment Requested by Rackspace Technology, Inc.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 23, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten
Staff Attorney
Office of Technology

Re:	Rackspace Technology, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 20, 2020
File No. 333-239794

Dear Mr. Kauten:

On behalf of Rackspace Technology, Inc. (the “Company”), we are submitting this letter, which updates our previous letter sent on July 20, 2020, to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-239794), as filed with the Commission on July 20, 2020 (the “Registration Statement”), as well as historical information with respect to the estimated fair value of the Company’s common stock over the past twelve months. The Company has asked us to relay the information in this letter to the Staff on behalf of the Company.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (212) 373-3588 rather than rely on the U.S. mail for such notice.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2020

IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[***] to $[***] per share (the “IPO Price Range”) for its proposed initial public offering (“IPO”). As is typical in initial public offerings, the IPO Price Range was not derived using a formal determination of fair value but was determined by discussions between the Company and the underwriters. The IPO Price Range was determined based, in large part, on input from the underwriters and subsequent discussions among the board of directors of the Company (the “Board”) and senior management of the Company. The price range noted above is subject to further revision based on market conditions, business developments and other factors.

The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment. However, the Company believes that, barring significant unforeseen events, the foregoing IPO Price Range will not be subject to significant change.

The Company advises the Staff that the Company effected a 12:1 stock split on July 20, 2020 (the “Stock Split”) and reflected such split in the most recent pre-effective amendment to the Registration Statement filed on July 20, 2020. Accordingly, all numbers of shares and per share values in this letter are presented on a post-split basis to reflect the Stock Split.

Among the factors that were considered in setting the IPO Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of companies in the technology sector; and

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry.

In June and July of 2020, the Company held “testing-the-waters” meetings, at which the Company received feedback from potential investors regarding interest in a potential offering.

Historical Share-Based Compensation Awards Granted since December 31, 2018

The Company has granted stock options and restricted stock units during the period from December 31, 2018 through the date of this letter as follows (in each case adjusted to reflect the Stock Split):

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2020

Options:

Grant Date	Number of Underlying Shares	Board-Determined Fair Value of Underlying Shares
4/22/2019	2,400,000	$12.88
5/24/2019	1,294,848	$12.88
5/31/2019	4,205,340	$12.88
7/29/2019	3,154,464	$12.87
8/1/2019	26,400	$12.87
8/5/2019	5,820	$12.87
8/12/2019	720,000	$12.87
9/16/2019	153,384	$12.87
9/17/2019	990,000	$12.87
9/23/2019	46,596	$12.87
12/13/2019	1,040,148	$12.97
1/6/2020	691,956	$13.62
1/8/2020	7,704	$13.62
1/13/2020	36,696	$13.62
2/24/2020	239,544	$13.62
3/16/2020	5,137,908	$13.62
5/4/2020	1,796,952	$11.41	[1]
6/29/2020	257,508	$11.41	[1]

Restricted Stock Units:

Grant Date	Number of Underlying Shares	Board-Determined Fair Value of Underlying Shares
4/22/2019	427,176	$12.88
5/24/2019	17,460	$12.88
2/24/2020	27,492	$13.62
5/4/2020	6,564	$11.41	[1]

Historical Fair Value Determination and Methodology

The Company accounts for share-based awards under the recognition and measurement provisions of Accounting Standards Codification 718 (Compensation—Stock Compensation). Share-based compensation cost is measured at the grant date based on the fair value of the underlying common stock and is recognized as expense over the requisite service period. The fair value of stock options with vesting conditions dependent upon market performance is determined using a Monte Carlo simulation.

[1]

For financial reporting purposes in connection with the current IPO process and with benefits of hindsight, the Company assessed the fair value of the Company’s common stock in connection with the May 4, 2020 and June 29, 2020 grants as discussed herein.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2020

As there has been no public market for the Company’s common stock since November 2016, the estimated fair value of its common stock has been determined by the Board as of the date of each equity grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant based on the information known to the Company and the Board on the date of such grant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board intended all options granted to be exercisable at a price per share not less than the per share fair value of the common stock underlying those options on the date of grant.

As disclosed in the Registration Statement, third-party valuations of the Company’s common stock were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Common Stock Valuations

Various objective and subjective factors determined the fair value of the common stock as of each grant date, including:

•	the Company’s results of operations, financial position and achievement of enterprise milestones;

•	the composition of, and changes to, the Company’s management team and Board;

•	consideration of the lack of liquidity of the common stock as a private company;

•

a discount for lack of marketability was not directly applied given that there were no differential rights attributable to different shareholders (as the Company has only one class of shares – i.e., common). As the equity value considers the rate of return for the investors, an illiquidity discount has already been factored into the concluded equity value (in the form of the discount rate);

•	the Company’s stage of development, business strategy and the material risks related to its business and industry;

•	the valuations of publicly traded companies in the Technology Services sector, as well as recently completed mergers and acquisitions of peer companies;

•	external market conditions affecting the Technology Services sector; and

•	the likelihood of achieving a liquidity event for the holders of the common stock, such as the IPO, or a sale of the Company, given prevailing market conditions.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2020

Common Stock Valuation Methodologies

Income Approach: Discounted Cash Flow

The Company’s common stock valuations were estimated through application of the income approach, specifically the discounted cash flow (“DCF”) method, which focuses on estimated expected cash flow available for distribution to the equity holders. The DCF method involves significant assumptions regarding the Company’s projected cash flows and the discount rate applicable to the Company’s business. Values derived under the income approach were also utilized as the basis for implied market approach indications and compared to market multiples of publicly held competitors of the Company for corroborative purposes. Estimated equity values are adjusted for dilution for options and earn-outs, and then the adjusted equity values are allocated on a pro-rata basis to each common share given that the Company has a simple capital structure.

Option Pricing Method

For purposes of capturing the dilution from outstanding options, the valuation utilizes the Option-Pricing Method (“OPM”). The OPM depends on key assumptions regarding the volatility and time to a liquidity event but does not require explicit estimates of the possible future outcomes.

The input and assumptions used in this calculation are total equity value, time to liquidity, expected volatility and dividends. The time to liquidity and dividend assumptions were based on the expectations of Company management, whereas volatility was estimated based on historical volatility of comparable publicly traded companies. If any assumptions change, the share-based compensation expense for equity awards could be materially different.

Comparison of Recent Historical Common Stock Valuations and the IPO Price Range

The Company believes the following factors explain the difference between the fair value of the Company’s historical common stock valuations and the IPO Price Range.

Historical Common Stock Valuations

•

The Company’s Board of Directors approves the fair value of common stock for the grants issued based on part by the valuation analysis prepared as of the previous period (e.g. June 30, 2019 valuation for six months ended December 31, 2019, December 31, 2019 valuation for three months ended March 31, 2020 and March 31, 2020 valuation for three months ended June 30, 2020), considering the information that was known or knowable at each valuation date. The valuation of equity was based on the enterprise value estimated using the discounted cash flow method, corroborated by the guideline public company method, less the fair value of the Company’s liabilities.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2020

•

The primary driver for the fluctuation in the Board-determined fair value of the common stock between the grants made in the three months ended December 31, 2019 (based primarily on the June 30, 2019 valuation analysis) and the grants made in the three months ended March 31, 2020 (based primarily on the December 31, 2019 valuation analysis) was the Company’s improved financial results. Specifically, the Company’s new leadership team implemented certain revenue growth and cost saving initiatives across the organization, which resulted in a steady increase in customer bookings since June 2019. Additionally, the Company exceeded its 2019 Adjusted EBITDA budget and, accordingly, the Company revised its forecasts upward.

•

The Company’s March 16, 2020 grant has a fair value of common stock of $13.62 per share based on the December 31, 2019 valuation analysis. The December 31, 2019 valuation analysis presented a low-and-high range of values based primarily on a sensitivity of the discount rate ranging between 12.5% and 13.0%. The Board determined the fair value of common stock for purposes of grants made during the three months ended March 31, 2020 in consideration of the December 31, 2019 valuation analysis, as well as the performance of the business relative to market conditions.

•

For informational purposes, a discount rate of roughly 10.5% would be required to derive a common stock value equivalent to the mid-point of the IPO Price Range based on the forecasts considered in the December 31, 2019 valuation analysis, all else equal. It is important to note that the mid-point of the IPO Price Range does not take into account the potential for alternative outcomes that could yield lower valuations, such as the Company continuing as a private company without access to the new issue market, etc.

•

Although the stock market experienced volatility during the time-frame between December 31, 2019 and March 31, 2020, indicating a potential decline in the value of the common stock, the Board determined the value of the common stock remained stable throughout the quarter-ending March 31, 2020 as the Company benefited from improved operating performance (e.g., increased bookings, realization of revenue growth and cost saving initiatives, etc.). As previously mentioned, the company continued to benefit from implemented certain revenue growth and cost saving initiatives across the organization that began in 2019, which resulted in a steady increase in customer bookings since June 2019.

•

Dow Jones Industrial Average (“DJIA”) and Dow Jones U.S Technology Index (“DJUSTC”) exhibited considerable market volatility during the first calendar quarter of 2020 due to underlying economic uncertainties associated with COVID-19, as evidenced in the below daily price return chart:

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2020

•

As the markets had the opportunity to further react to the impacts of COVID-19 in the last two weeks of March 2020, it became apparent that the pandemic would not be resolved quickly, and values remained depressed. The March 31, 2020 valuation analysis presented a low-and-high range of values based primarily on a sensitivity of the discount rate ranging between 14.0% and 15.0%, reflective of an increase relative to the discount rate utilized in the December 31, 2019 valuation analysis to account for the increased market volatility and uncertainty associated with COVID-19 as evidenced in the illustrated price movements of the DJIA and DJUSTQ.

•

The Board-determined common stock value associated with the grants in the three months ended March 31, 2020 fell within the high-end of the range of values reflected in the March 31, 2020 valuation analysis. As such, the Board considered the common stock value utilized for grants throughout the three months ending March 31, 2020 to be reasonable. It is important to note that the Company did not hire underwriters until May 2020, and prior to that point, the Company did not have clear expectations for the value that might be realized upon an IPO.

•

Given the market volatility and uncertain sustainability of an economic recovery, both of which may have impacted the Company’s IPO prospects, the Board determined the low end of the range reflected in the March 31, 2020 valuation analysis to be a reasonable estimate for the fair value of the common stock in connection with the May 4, 2020 and June 29, 2020 grants.

•

Subsequent to March 31, 2020, the DJIA and DJUSTC market indices again exhibited considerable market volatility as it became apparent that companies in certain industries, including participants within the Company’s industry, were maintaining or improving performance, as evidenced in the below daily price return chart:

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2020

•

With benefit of hindsight, Company management noted that market capitalizations for the guideline companies increased subsequent to March 31, 2020, as it became apparent that companies in certain industries, including participants within the Company’s industry, were maintaining or improving performance during this time-frame. As the potential impacts of COVID-19 became better understood relative to the Company’s operations, certain sustainable trends became more apparent with the passage of time, including (but not limited to):

•	anticipated acceleration of digitization trends and technology adoption rates in the broader economy which would prove beneficial to the operations of the Company;

•	anticipated needs of cloud infrastructure customers to support work from home solutions and offerings, video and music streaming, online gaming, etc.; and

•

customer demand accelerated in the form of increased bookings as customers focused on public and hybrid cloud solutions to address challenges associated with on-premise operational constraints resulting from COVID-19.

•

For financial reporting purposes in connection with the current IPO process and considering the factors above, the Company assessed the fair value of the Company’s common stock in connection with the May 4, 2020 and June 29, 2020 grants by interpolating between the fair value per share as of March 31, 2020 which reflects the fair value utilized in the grants for the three months ended March 31, 2020 of $13.62 per share, and the mid-point of the expected IPO Price Range. In applying this linear interpolation, the Company determined a deemed fair value per share for financial reporting purposes of $[***] and $[***] at May 4, 2020 and June 29, 2020, respectively. The Company utilized linear interpolation for the calculation of the fair

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2020

value as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, led to the changes in the fair market value of the underlying common stock.

•

The Company does not believe it is appropriate to utilize linear interpolation for the fair value of common stock prior to March 31, 2020, as the Company believes the fair value of the common stock utilized the appropriate information available at those grant dates for financial reporting purposes and are reflective of fair value.

IPO Price Range

•

Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the IPO Price Range does not take into account the potential for alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations, the Company continuing as a private, stand-alone entity, etc.

•

The IPO Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock associated with historical option grants appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid. Even if an IPO were to be successfully completed, the common stock associated with historical option grants to executive officers would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

In June and early-July 2020, the Company held “testing-the-waters” meetings, at which the Company received feedback from potential investors related to deal appetite. During that time-frame, several companies have executed IPOs, which have performed better than expected and have given investors renewed confidence in the new issue market.

•	Improvements in the capital markets provided for increased investor appetite for an IPO relative to the market dynamics known as of the significant grant dates in 2020.

•

The Dow Jones Industrial Average (“DJIA”) exhibited considerable market volatility given underlying economic uncertainties associated with COVID-19, as evidenced by a 37.1% decline in value from market highs of February 12, 2020 to market lows of March 23, 2020. As the potential economic and societal impact of COVID-19 became better understood, the DJIA experienced a 48.3% increase from market lows on March 23, 2020 to subsequent highs on June 8, 2020.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2020

•

The IPO market experienced reduced activity in March and April of 2020 as investors were concerned about significant volatility given market conditions and uncertainties associated with the potential impact of the COVID-19 on the operations and financial prospects of companies in the marketplace. However, activity in the IPO market increased in mid-to-late May and June 2020 as the stock market recovered from market lows experienced in March 2020 and companies resumed efforts to access capital via the IPO markets.

•

Given the proximity to the anticipated completion of the IPO, the IPO Price Range assumes a successful offering. A successful offering would provide the Company with: (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, a portion of which will be used to pay down outstanding indebtedness; (ii) improved access and a lower expected cost of capital through public company debt and equity markets; (iii) a “currency” to enable the Company to make strategic acquisitions and compensate employees as the Board may deem appropriate, which are reflected in the valuation reflected in the IPO Price Range; and (iv) a strengthened brand recognition in the marketplace.

•

The IPO Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

Supplemental quantitative reconciliation of recent Common Stock valuation to IPO Price Range and consideration of relative comparison to Guideline Companies

The Company believes the following summary provides supplemental support regarding the difference between the fair value of the Company’s recent historical common stock valuations and the IPO Price Range that bridges the key quantitative inputs and assumption affecting the change in valuation as well as corroborative metrics of select guideline companies2. Of note, the table provides a relevant comparison of the Company’s enterprise value growth between December 31, 2019 through the anticipated IPO date relative to significant changes in key assumptions, particularly the discount rate, used in the Company’s income approach as well as information regarding the guideline companies’ enterprise value growth over a similar period of time. Additionally, the implied multiples resulting from the selected common stock value utilized in the Company’s grants, as well as the mid-point of the IPO Price Range, can be compared to the implied market multiples associated with the guideline companies over time.

•

The enterprise values of the guideline companies increased roughly 30.5% between December 31, 2019 and July 2020 which generally aligned with the increase in the enterprise value of the Company of roughly 25.3% over a similar time-frame. The change in enterprise values for the guideline companies likely reflects a reduction in the required rates of return by investors as market uncertainties were diminished relative to the initial concerns resulting from COVID-19 and the potential for increased demand for certain solutions of the guideline companies in support of cloud-based activities.

[2]	Guideline companies reflect public cloud computing providers, traditional global IT systems integrators, and management consultants listed as competitors within the Company’s S-1 filing.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2020

•

The discount rates for the Company in the following table reflect a similar trend relative to the inherent risk and uncertainty associated with COVID-19. In particular, market uncertainty resulted in an increased discount rate evidenced as of the March 16, 2020 and March 31, 2020 common stock grants. This incremental risk premium was also evidenced by the required yields associated with the Company’s publicly-held debt (e.g., the average yield increased from 7.6% as of December 31, 2019 to 10.5% as of March 16, 2020). As general market and company specific uncertainties were reduced from March 31, 2020 to the anticipated IPO date, the discount rates gradually reduced over a similar time-frame. This gradual decline in risk was also reflected in the Company’s required yields associated with its publicly-traded debt. These factors support the reduction over time in the discount rate to 10.9% to derive a common stock value equivalent to the mid-point of the IPO Price Range of $[***] per share based on the most recent forecasts available.

•

The Company holds significant leverage (i.e., interest-bearing debt) on its balance sheet relative to the guideline companies. As debt is less sensitive to overall fluctuations in the market given seniority in the capital structure and fixed rates of return potential, the value of the equity of a business will be impacted more as the overall enterprise value increases. Given the Company’s significant leverage, one would anticipate the equity value to increase by a larger percentage relative to enterprise value as the overall value of the Company increases.

•

The implied enterprise value to EBITDA less capex multiple associated with the Company’s recent historical common stock valuations generally aligns with the market-evidenced median multiples of the guideline companies. Note, Company management believes the enterprise value to EBITDA less capex multiple reflects a representative valuation multiple of the Company’s value.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2020

		12/31/2019			3/16/2020			3/31/2020			5/4/2020			6/29/2020			7/20/2020 (1)
Company value summary
Implied enterprise value	(2) (3)	$	[***]		$	[***]		$	[***]		$	[***]		$	[***]		$	[***]
% change from December 31, 2019			n/a			[***]	%		[***]	%		[***]	%		[***]	%		[***]	%
Subtract fair value of liabilities	(4) (5)	($	[***]	)	($	[***]	)	($	[***]	)	($	[***]	)	($	[***]	)	($	[***]	)
Equity value (common)		$	[***]		$	[***]		$	[***]		$	[***]		$	[***]		$	[***]
Common stock per share (post-split)			[***]			[***]			[***]			[***]			[***]			[***]
% change (equity value) from December 31, 2019			n/a			[***]	%		[***]	%		[***]	%		[***]	%		[***]	%
Discount rate			[***]	%		[***]	%		[***]	%		[***]	%		[***]	%		[***]	%
Implied enterprise value to EBITDA less capex			[***]	x		[***]	x		[***]	x		[***]	x		[***]	x		[***]	x
Weighted average debt as % of par	(6)		[***]	%		[***]	%		[***]	%		[***]	%		[***]	%		[***]	%
Weighted average yield	(7)		[***]	%		[***]	%		[***]	%		[***]	%		[***]	%		[***]	%
Guideline company summary
Total enterprise value (US$in millions)	(8)	$	[***]		$	[***]		$	[***]		$	[***]		$	[***]		$	[***]
% change from December 31, 2019			n/a			[***]	%		[***]	%		[***]	%		[***]	%		[***]	%
Enterprise value to EBITDA less capex - Median	(9)		[***]	x		[***]	x		[***]	x		[***]	x		[***]	x		[***]	x

Notes:

(1)	Reflects the mid-point of the IPO Price Range for the Company as of July 31, 2020.
(2)	Enterprise value reflects equity plus interest-bearing debt and debt-like items.
(3)	Reflects implied enterprise values as of March 16, 2020, May 4, 2020, June 29, 2020, and July 31, 2020 based on the concluded equity prices and balance-sheet adjustments.
(4)	Adjustments reflect most recent data available as of the particular date.
(5)	Includes adjustments for economic liabilities such as dilution of options, earnouts, etc. Assumes adjustments, dilution of options and outstanding shares remain consistent for certain dates.
(6)	July 31, 2020 percent of par based on July 20, 2020 percent of par as a proxy.
(7)

December 31, 2019 senior note yield sourced from Bloomberg, term loan yield based on best available data. March 31, 2020 yield based on March 16, 2020 yield. July 30, 2020 yield was based on information available as of July 20, 2020 yield as a proxy.

(8)	Based on market-observable enterprise values of guideline companies as of each respective date.
(9)	Source: Capital IQ

As noted above table, the Company believes the difference between the fair value of the Company’s recent historical common stock valuations and the IPO Price Range is supported. This position is supported based on a comparison of the Company’s enterprise value growth between December 31, 2019 through the anticipated IPO date and the guideline companies’ enterprise value growth over a similar period of time. Additionally, the implied multiples resulting from the selected common stock value utilized in the Company’s grants, as well as the mid-point of the IPO Price Range, can be compared to the implied market multiples associated with the guideline companies over time. Furthermore, the Company continues to believe that the fair value determination for financial reporting purposes for the grants made in the three months ended March 31, 2020 and valuation established in December 31, 2019 are appropriate.

*             *             *

The Company respectfully submits that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. In addition, the Company will continue to update its disclosure for equity-related transactions through the effective date of the Registration Statement.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2020

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 373-3588.

Sincerely,

/s/ Brian M. Janson

Brian M. Janson

cc:	David E. Sobel

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Holly Windham

Rackspace Technology, Inc.

Michael Kaplan

Emily Roberts

Davis Polk & Wardwell LLP

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.